Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis which follows contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements.

The interim condensed consolidated financial statements appearing elsewhere in this report should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2019. The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the operating results for the full fiscal year.

Overview

We manufacture and supply technologically advanced custom made circuitry solutions for use in sophisticated and compact electronic products.  We provide specialized services and are a solution provider in the printed circuit board (“PCB”) business, mainly in Israel, Europe, North America and Asia. PCBs are platforms that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high‑technology industries. PCBs are constructed from a variety of base raw materials.  PCBs can be double-sided or multi-layered and made of rigid, flexible, flex-rigid or high-frequency materials.  Photolithographic type processes transfer the images of the electrical circuit onto the layers, and chemical processes etch these lines on the boards. Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications, mainly flex-rigid PCBs. We also act as an agent for the importation of PCBs from Southeast Asia when customers require high volume production runs, although such activity was not significant in recent years.

Discussion of Critical Accounting Policies and Estimations

We have identified the policies below as critical to the understanding of our consolidated financial statements.  The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period.  There can be no assurance that actual results will not differ from these estimates.

The significant accounting policies described in Note 1 of our consolidated financial statements, which we believe to be most important to fully understand and evaluate our financial condition and results of operation under U.S. GAAP, are discussed below.

Revenue Recognition.  We recognize revenues when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixable or determinable. Revenues generated from continual projects are recognized over a period of time according to their completion proportion.

Inventories.  Inventories are recorded at the lower of cost or market value.  Cost is determined on the weighted average basis for raw materials.  For work in progress and finished goods, the cost is determined based on calculation of accumulated actual direct and indirect costs.

Allowance for doubtful accounts receivable.  The allowance for doubtful accounts receivable is calculated on the basis of specific identification of customer balances.  The allowance is determined based on management’s estimate of the aged receivable balance considered uncollectible, based on historical experience, aging of the receivable and information available about specific customers, including their financial condition and the volume of their operations.

Fixed assets.  Assets are recorded at cost.  Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets.  Machinery and equipment purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception.  Such assets and leasehold improvements are depreciated and amortized respectively, using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Impairment in Value of Assets.  Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset or asset group to the undiscounted future net cash flows expected to be generated by the asset or the asset group.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Use of estimates.  The preparation of the consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from these estimates.  Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowance for doubtful accounts, valuation of derivatives, deferred tax assets, inventory, income tax uncertainties and other contingencies.

Commitments and contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.  Legal costs incurred in connection with loss contingencies are expensed as incurred.  Recoveries of environmental remediation costs from third parties that are probable of realization are separately recorded as assets, and are not offset against the related environmental liability.

Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study.  Such accruals are adjusted as further information develops or circumstances change.  Costs of expected future expenditures for environment remediation obligations are not discounted to their present value.

Explanation of Key Income Statement Items

Revenues. Our revenues are mainly derived from sales of PCBs, including high density interconnect, flex-rigid and multi-layered boards. The principal markets of the Company are in Israel, Europe and North America.

Cost of Revenues. Cost of revenues consists primarily of salaries, raw materials, subcontractor expenses, related depreciation costs, inventories write-downs and overhead allocated to cost of revenues activities.

Research and Development Expenses, net. Research and development expenses consist primarily of expenses in connection with our participation in the Printel program, a consortium within the framework of the MAGNET program of the Israeli Innovation Authority.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries and related expenses for executive and for selling, and marketing personnel, marketing activities, accounting, legal, administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

Financial Expenses, Net. Financial expenses consist of interest and bank expenses, interest on loans, and currency re-measurement losses. Financial income consists of interest on cash and cash equivalent balances and currency re-measurement gains.

Recent accounting pronouncements

On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments – Credit Losses on Financial Instruments,” which requires that expected credit losses relating to financial assets be measured on an amortized cost basis and available-for-sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. Also, for available-for-sale debt securities with unrealized losses, the standard eliminates the concept of other-than-temporary impairments and requires allowances to be recorded instead of reducing the amortized cost of the investment. The adoption by the Company of the new guidance did not have a material impact on the Company’s consolidated financial statements. Our condensed consolidated financial statements for the six months ended June 30, 2020 are presented under the new standard, while comparative periods presented are not adjusted and continue to be reported in accordance with the Company’s historical accounting policy.

In February 2016, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. In July 2018, the FASB issued amendments in ASU 2018-11, which provide another transition method in addition to the existing transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and to not apply the new guidance in the comparative periods they present in the financial statements. We adopted the standard as of January 1, 2019, using a modified retrospective transition approach and elected to use the effective date as the date of initial application. As a result of the adoption of Topic 842 on January 1, 2019, we recorded operating lease right of use (“ROU”) assets of $3.26 million and operating lease liabilities of $3.25 million. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the Company’s beginning retained earnings, or its prior year consolidated statements of income and statements of cash flows.

Recent Events - Impact of COVID-19

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now spread globally. This outbreak has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, layoffs, defaults and other significant economic impacts, as well as general concern and uncertainty. The impact of this outbreak has adversely affected the economies of many nations and the entire global economy and may impact us in ways that cannot necessarily be foreseen.

To date, the effects of the pandemic have not materially affected our company’s operations, which have been deemed an “essential enterprise” by the Israeli government and we are striving to operate as normal.. Most of the work is still preformed at our production facility in Israel. Some of our employees are quarantined and in some cases are working remotely, due to safety concerns. Our ability to collect money, pay bills, handle customer and consumer communications, schedule production and order raw materials necessary for production has not been materially impacted. To date, the Company has not experienced a significant change in sales or in the timeliness of payments of invoices.  Our cash position remains stable with approximately $3.4 million of cash and cash equivalents as of July 31, 2020.

The current severity of the pandemic and the uncertainty regarding the length of its effects could have negative consequences for our company and could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect our operating results.

Results of Operations

Revenues. Our revenues for the six months ended June 30, 2020 increased by $1.0 million, or 5.9%, to $17.9 million from $16.9 million for the six months ended June 30, 2019. The increase in revenues is primarily attributable to increased revenues in the Israeli defense market.

Cost of Revenues. Cost of revenues increased by 0.7% to $14.2 million for the six months ended June 30, 2020 from $14.1 million for the six months ended June 30, 2019. The increase in our cost of revenues is attributable to the increase of 5.9% in revenues, which increase was mitigated by continuous cost reductions and operational efficiencies.

Gross Profit. Our gross profit increased to $3.7 million or 20.6% for the six months ended June 30, 2020 from $2.8 million, or 16.6% for the six months ended June 30, 2019. The increase in our gross profit in 2020 was mainly attributable to the decrease in cost of revenues.

Our operating expenses were $2.3 million for the six months ended June 30, 2020 as compared to $2.4 million for the six months ended June 30, 2019.

Financial Expenses, Net. We had net financial expenses of $139,000 in first six months of 2020 compared to net financial expenses of $263,000 in the first six months of 2019. The decrease in financial expenses is primarily attributable to the decrease in our financial liabilities and the impact of such decrease on interest expenses and by a decrease of finance expenses attributable to the NIS exchange rate on outstanding Dollar and Euro denominated balances.

Other Income, Net.  Other expenses were nil in first six months of 2020 compared to other income, net of $877,000 in the first six months of 2019 which was primarily due to the receipt of an insurance payment during 2019 associated with a claim for damages to one of our manufacturing machines.

Net Profit. Our net profit for first six months of 2020 was $1.2 million compared to net profit of $1.0 million in the first six months of 2019.

Liquidity and Capital Resources

Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities and the proceeds from our initial public offering in 1997 (approximately $5.8 million). In August 2013, we entered into a definitive investment agreement with Nistec pursuant to which Nistec purchased 706,531 of our ordinary shares (approximately 34.8% of our issued share capital on a fully diluted basis) in consideration of $4.2 million. On the same date, Nistec purchased 317,888 of our ordinary shares from Merhav M.N.F. Ltd. As a result of these transactions, which closed on November 1, 2013, Nistec acquired 50.5% of our issued share capital on a fully diluted basis.

In March 2019, we issued subscription rights to the holders of our ordinary shares to purchase up to an aggregate of 3,380,920 shares. We raised $3.4 million in gross proceeds from this offering. We used the proceeds of the offering to reduce our outstanding debt under our lines of credit by NIS 6.0 million (approximately $1.7 million), as well as for working capital and other general corporate purposes, including investment in equipment.

As of June 30, 2020, our cash position (cash and cash equivalents) totaled $3.4 million compared to $1.6 million in cash and cash equivalents as of December 31, 2019. As of June 30, 2020, we had working capital (excluding short term credit from a related party) of $4.6 million as compared to working capital (excluding short term credit from a related party) of $2.2 million as of December 31, 2019.

As of June 30, 2020, we had revolving lines of credit aggregating NIS 11.6 million ($3.3 million) with our banks and from a non-banking financial institution, of which $1.3 million was utilized as of such date, and $1.8 million of long-term loans (including current maturities) from banks and fixed assets suppliers. In addition, we had shareholders’ loans in the amount of NIS 10.0 million ($2.9 million) not including accrued interest. As of December 31, 2019, we were in compliance with our banks' covenants. These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

As of August 12, 2020, the aggregate principal amount of the loans from Nistec was NIS 10 million (approximately $2.9 million). Nistec has agreed that a loan of NIS 5 million will become due on May 1, 2021 and a loan of NIS 5 million will become due on November 30, 2021.

During the year ended December 31, 2019, we invested approximately $931,000 in new equipment and the expansion of our facilities and infrastructure. In the first half of 2020, we invested approximately $454,000 for computerization, leasehold improvements and small fixed equipment.
To the extent that the funds generated from our operations and our existing capital resources are insufficient to fund our operating, financial and capital investment requirements, we will need to raise additional funds through public or private financing or other sources.  Additional financing may not be available on commercially reasonable terms, if at all.  If adequate funds are not available on terms acceptable to us, we may be required to delay, scale back or eliminate certain aspects of our operations, and our business, financial condition and results of operations would be materially adversely affected.

Net cash provided by operating activities for the first six months of 2020 was $2.9 million as compared to net cash provided by operating activities of $1.3 million during the first six months of 2019. This was primarily due to the net profit of $1.2 million incurred during this period, depreciation of fixed assets of $786,000, decrease in inventories of $248,000 and increase in other accounts payables and accrued expenses in amount of $538,000.

Net cash used by investing activities during the first six months of 2020 was $512,000. This was primarily due to the purchase of computerization, leasehold improvements and small fixed equipment. Net cash used by investing activities during the first six months of 2019 was $250,000.

Net cash used in financing activities during the first six months of 2020 was $607,000, mainly reflecting decrease in short term credit and loans, compared to cash used in financing activities of $190,000 during the first six months of 2019.

Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v) the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; (vii) the repayment of existing lines of credit and loans; (vii) the spread of coronavirus, Covid-19, may affect our business, operations and financial condition; and (viii) approval of the current or additional lines of credit and long-term loans from banks.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at a rate of 24% in 2017. The corporate tax in Israel, as of January 1, 2018, decreased to 23%.

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, primarily personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in Dollars, are influenced by the exchange rate between the Dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the Dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in Dollars may increase. NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative Dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations. Therefore, exchange rate fluctuations could have a material adverse impact on our operating results and share price.